Direct Dial: 216.348.5432
E-mail: pedwards@mcdonaldhopkins.com

August 16, 2005
Via Facsimile and Overnight Delivery
Todd K. Schiffman, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statements on Form S-4 and Form S-3
File No. 333-122244 and File No. 333-124121
Dear Mr. Schiffman:
     As you may know, we received the staff’s final comment to the captioned registration statements orally on August 12, 2005. Accompanying this transmittal are copies of Pre-effective Amendment No. Three to Form S-4 and Pre-effective Amendment No. Two to Form S-3 (the “Companion Form S-3”). This letter sets forth the staff’s final comment and our response. In addition, we have updated certain information in the prospectus through June 30, 2005.
     Staff Comment
     Please clarify in the prospectus the Registrants’ intent in regards to extending or terminating the exchange offer, as previously explained supplementally in your response letter to the staff dated July 27, 2005.
     In response to this comment, we have added the following to pages 2 and 30 of the prospectus:
While it is not expected that the exchange offer will extend beyond March 1, 2006, FNB Financial Services, LP expects to continue the exchange offer until either all outstanding notes have been exchanged or redeemed at maturity or otherwise, or until FNB Financial Services, LP concludes that the cost of

Todd K. Schiffman, Esq.	August 16, 2005 Page 2
continuing the exchange offer outweighs the state tax savings anticipated from such continuation.
We thank the staff in advance for its prompt attention to this response letter.

Very truly yours,

Paul N. Edwards

copy:	Jessica Livingston
Jonathan E. Gottlieb
Brian F. Lilly
Charles C. Casalnova